UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission File Number: 001-41639

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

(Exact Name of Registrant as Specified in Charter)

Mespil Business Centre, Mespil House

Sussex Road, Dublin 4, Ireland

Tel: +353-1-920-1000

(Address of Principal Executive Offices) (Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Promissory Note Financing

SMX (Security Matters) Public Limited Company (the “Company”) consummated the transactions pursuant to a Securities Purchase Agreement (the “Purchase Agreement”) dated as of August 30, 2024 and issued and sold to an institutional investor (the “Investor”) a promissory note (the “Note”), for gross proceeds to the Company of US$194,500, before deducting fees and other offering expenses payable by the Company.

The Company intends to use the net proceeds from the sale of the Note for general working capital purposes.

The Note is in the principal amount of $223,675 (the “Principal Amount”), which includes an original issue discount of US$29,175. A one-time interest charge of 10%, or 22,367.00 was applied to the principal. The maturity date of the Note is June 30, 2025.

The accrued, unpaid interest and outstanding principal, subject to adjustment, shall be paid in five payments as follows: (1) on February 28, 2025, US$123,021.00; (2) on March 30, 2025, US$30,755.25; (3) on April 30, 2025, US$30,755.25; (4) on May 30, 2025, $30,755.25 and (5) on June 30, 2025, US$30,755.25.

Through February 26, 2025, the Company may prepay the Note in full at a 2% discount.

The Note contains customary Events of Default for transactions similar to the transactions contemplated by the Purchase Agreement and the Note. In the event of an Event of Default, (i) the Note shall become immediately due and payable, (ii) the principal and interest balance of the Note shall be increased by 150% and (ii) the Note may be converted into ordinary shares of the Company (“Ordinary Shares”) at the sole discretion of the Investor. The conversion price shall equal the lowest closing bid price of the Ordinary Shares during the prior ten trading day period multiplied by 75% (representing a 25% discount). Any such conversion is subject to customary conversion limitations set forth in the Note so the Investor beneficially owns less than 4.99% of the Company’s Ordinary Shares. The Investor shall be entitled to deduct US$1,500 from the conversion amount in each Notice of Conversion to cover Holder’s deposit fees associated with each Notice of Conversion.

The Purchase Agreement contains customary representations and warranties made by each of the Company and the Investor.

The Company is subject to customary indemnification terms in favor of the Investor and its affiliates and certain other parties.

The Note was issued in a private placement under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), and, along with the Ordinary Shares of the Company underlying such security, have not been registered under the Securities Act or applicable state securities laws. Accordingly, the Note and such underlying Ordinary Shares may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and such applicable state securities laws. This Report on Form 6-K shall not constitute an offer to sell or a solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

The Company paid to ClearThink Securities, a division of Enclave Capital LLC, as placement agent, approximately US$9,000 in cash fees in relation to the transactions contemplated by the Purchase Agreement.

The foregoing is a brief description of the Purchase Agreement and the Note, and is qualified in its entirety by reference to the full text of such documents, which are incorporated herein as Exhibits 10.1 and 10.2, respectively.

PMB Partners

On July 10, 2024 (the “Effective Date”), the Company entered into a Letter of Intent (the “LOI”) with PMB Partners, LP (PMB”), as part of the Company’s ongoing efforts to satisfy its existing liabilities while conserving cash, which was disclosed on a Report on Form 6-K on July 22, 2024. Although the LOI was binding, the LOI provided that the Company and PMB negotiate in good faith the drafting and execution of a US$800,000 Convertible Note (the “Convertible Note”), a $500,000 non-convertible promissory note (the “Senior Promissory Note”) and other ancillary documents, contracts, or agreements to give effect to the terms of the LOI not otherwise satisfied at or as of the Effective Date (the “Definitive Agreements”). The Definitive Agreements, consisting of a Subscription Agreement, a Notes Exchange Agreement, a Share Exchange Agreement, the Convertible Note and the Senior Promissory Note, with terms consistent with the LOI as previously disclosed, were all dated as of September 4, 2024 and executed and delivered on or about September 9, 2024.

The foregoing is a brief description of the Definitive Agreements, and is qualified in its entirety by reference to the full text of the Definitive Agreements, which are incorporated herein as Exhibits 10.3, 10.4, 10.5, 10.6 and 10.7, respectively.

Incentive Plan Amendment

On August 29, 2024, the Company amended its 2022 Incentive Equity Plan (the “Incentive Plan”), to increase the number of authorized Ordinary Shares under the Incentive Plan to 1,524,752 from 29,871 (the “Amendment”). As a Foreign Private Issuer, Nasdaq Rule 5615(a)(3) allows the Company to rely on home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d) and, accordingly, the Company so elected to approve the Amendment without stockholder approval. Thereafter, the Company granted an aggregate of 411,263 fully vested restricted stock units and 682,594 fully vested stock options to its executive officers and directors, and to certain consultants and advisors to the Company.

R&I Trading of New York Agreement

On January 12, 2024, the Company announced that it entered into a $5 million contract with R&I Trading of New York (“R&I Trading”). The intention of the agreement with R&I Trading was to provide a service on supply chain management to a NATO member state. Subsequent to June 30, 2024, R&I Trading sent a termination notice to the Company and a demand for arbitration with respect to disputed payment amounts under the contract. The Company believes the termination of the contract is unlawful and has demanded that R&I Trading honor its obligations under the contract. The Company further believes R&I Trading’s claims are without merit and intends to defend any action, if and when commenced, vigorously. The dispute is in the early stages; however, management of the Company does not believe at this time that any outcome will have a material adverse effect on its financial condition or results of operations.

Exhibit Number	Description
10.1	Securities Purchase Agreement
10.2	Promissory Note
10.3	Subscription Agreement with PMB Partners, LP
10.4	Notes Exchange Agreement with PMB Partners, LP
10.5	Share Exchange Agreement with PMB Partners, LP
10.6	Convertible Note with PMB Partners, LP with PMB Partners, LP
10.7	Senior Promissory Note with PMB Partners, LP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: September 10, 2024

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

By:	/s/ Haggai Alon
Name:	Haggai Alon
Title:	Chief Executive Officer